SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538

March 14, 2013
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kathleen Collins

Re:	SYNNEX Corporation Form 10-K for Fiscal Year Ended November 30, 2012 Filed January 28, 2013 File No. 001-31892
Dear Ms. Collins:
We are submitting the responses of SYNNEX Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter dated March 1, 2013, with respect to the above referenced Form 10-K for fiscal year ended November 30, 2012 filed on January 28, 2013 (the “Form 10-K”).
For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.
Comments

1.
We note that you adopted the guidance in ASU 2011-08 and as such, you performed a qualitative evaluation for your annual goodwill impairment analysis in fiscal 2012. Please clarify for us whether you concluded that there were no qualitative factors that would indicate it is more likely than not that the fair value for each reporting unit is less than its carrying value and tell us your consideration to include this disclosure in future filings. Also, please consider expanding your disclosures in future filings to include a more comprehensive discussion regarding the qualitative factors considered in assessing your goodwill for impairment.

Company Response:
The Company respectfully advises the Staff that there were no qualitative factors that indicated it is more likely than not that the fair value for each reporting unit is less than its carrying value. The factors that were considered in the qualitative analysis included, but were not limited to:

•	Macroeconomic conditions;

•	Industry and market considerations;

•	Cost factors such as increases in raw materials, labor, or other costs that would have a negative effect on earnings and cash flows; and

•	Other relevant entity-specific events and information.

Based on our consideration of such qualitative factors, it was concluded that it was not more likely than not that the fair value of any reporting unit was less than its carrying value.

The Company respectfully advises the Staff it will include a comprehensive discussion regarding the qualitative factors considered in assessing our goodwill for impairment in future filings as well as our assessment as to whether there is an indication that it is more likely than not that the fair value of each reporting unit is less than its carrying value.

2.
We note that revenues for fiscal 2012 decreased by approximately 4% due to the effects of transitioning a certain customer contract from a traditional full service distribution relationship to a fee-for-service basis in the fourth quarter of fiscal 2011. Please explain further the difference between the full service distribution relationship and the fee-for-service arrangement and how these new arrangements impact your revenue recognition. Also, tell us whether you plan on shifting more customers to fee-for-service arrangements. If so, tell us what impact you anticipate this shift will have on your revenues and results of operations and what consideration you gave to including both a quantitative and qualitative discussion of the potential trends and uncertainties facing the company as a result of such shift. We refer you Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Company Response:
The Company respectfully advises the Staff that a traditional full service distribution relationship is one in which the Company typically purchases products from its vendors, holds inventory and then sells to third party customers. In a full service distribution relationship, the Company usually (a) is the primary obligor for the customer to fulfill customer orders (b) has latitude to select vendors, (c) sets prices, (d) has inventory risk, and (e) holds and passes title to the customers. In such cases the Company typically records the revenue on a gross basis in accordance with ASC 605-45 Principal Agent Considerations.
In a fee-for-service business relationship, our customer purchases the products directly from the vendor and the Company provides certain logistics services, including invoicing and collection services, at pre-determined fees for each such service. The Company does not take title to the inventory and is not the primary obligor, nor does the Company have pricing latitude. Therefore, a fee-for-service business relationship is recorded on a net basis in accordance with ASC 605-45 Principal Agent Considerations.
The Company has no current plans to shift any other of its current customers to a fee-for-service arrangement. The Company also confirms that, as new contracts are entered, each contract will be evaluated under revenue recognition principles, and we will disclose, in accordance with Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350, any known trends as they emerge or uncertainties that the Company reasonably expects will have a material impact on the Company’s operations.

3.
We note that your accounts receivable and accounts payable balances have increased significantly; however, you do not appear to explain the reason for such increases. Please explain for us the reasons for the increase in both your accounts receivable and accounts payable balances at November 30, 2012. Also, please confirm that in future filings you will include a discussion of the underlying drivers that contributed to any material changes in your cash flows for each period presented as well as a discussion of any known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.
Company Response:
The Company respectfully advises the Staff, as disclosed in the MD&A section, that seasonality is more pronounced in the fiscal fourth quarter of the year. Also, in the fiscal fourth quarter of 2012, timing of the sales was more pronounced towards the end of the quarter. As a result, we reported higher balances of accounts receivable and accounts payable at November 30, 2012. Other than normal seasonality and the timing of sales during the quarter, there is no other significant factor that contributed to higher balances of accounts receivable and payable.
The Company confirms that in future filings it will include a discussion of the underlying drivers, that contributed to material changes in our cash flows for each period as well as any known trends, events and uncertainties which are reasonably likely to impact future liquidity per Section IV of SEC Release No. 33-8350.

4.
We note your disclosures in Note 10 regarding the net sales financed through flooring agreements. Tell us how you reflected the sale of inventory and the financing from such sales in your statement of cash flows and provide the specific guidance you relied upon for such presentation.

Company Response:
The Company respectfully advises the Staff that the flooring arrangements are entered into by our customers with their financial institutions and the Company is a party to such agreements only as payee. The arrangement works as follows:
The customer places an order with the Company; the Company ships the product to the customer and the Company invoices the flooring company. The Company records the accounts receivable from the financial institution as a customer related receivable and treats the accounts receivable the same as any other trade accounts receivable balance. The flooring company pays the Company directly on behalf of the customer and typically charges certain fees which the Company records as flooring fees. Our disclosures in Note 10 are to inform the users of the impact of these transactions on our financial statements.
As per ASC 230-10-45-16 (a), cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short-and long term notes receivable from customers arising from those sales are treated as operating cash flows. Based on this guidance, the Company’s statement of cash flows reflects cash collected under flooring arrangements for the customer related receivable as operating cash flows.

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In addition to our response above, we acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (510) 668-3837 or Allison Leopold Tilley of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (650) 233-4518.

Sincerely,
SYNNEX Corporation
By:	/s/ Thomas C. Alsborg
Thomas C. Alsborg
Chief Financial Officer